UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________
FORM 11-K
______________________________________
(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to __________

Commission file number: 001- 32968

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

VBA Defined Contribution Plan for Hampton Roads Bankshares, Inc.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hampton Roads Bankshares, Inc.
641 Lynnhaven Parkway
Virginia Beach, VA 23452

VBA DEFINED CONTRIBUTION PLAN FOR
HAMPTON ROADS BANKSHARES, INC.

Financial Statements and Supplemental Schedule

December 31, 2014 and 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

VBA DEFINED CONTRIBUTION PLAN FOR
HAMPTON ROADS BANKSHARES, INC.

VBA DEFINED CONTRIBUTION PLAN FOR
HAMPTON ROADS BANKSHARES, INC.
Statements of Assets Available for Benefits
December 31, 2014 and 2013

Report of Independent Registered Public Accounting Firm

The Participants and Plan Administrator
VBA Defined Contribution Plan for
Hampton Roads Bankshares, Inc.:

We have audited the accompanying statements of assets available for benefits of the VBA Defined Contribution Plan for Hampton Roads Bankshares, Inc. (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan's 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 is fairly stated in all material respects in relation to the 2014 financial statements as a whole.

/s/ KPMG LLP
Norfolk, Virginia
June 29, 2015

VBA DEFINED CONTRIBUTION PLAN FOR
HAMPTON ROADS BANKSHARES, INC.
Statements of Assets Available for Benefits
December 31, 2014 and 2013

	2014	2013
Assets:
Investments at fair value	$18,962,904	$18,763,366
Cash	13,996	8,348
Receivables:
Notes receivable from participants	735,177	649,193
Dividends receivable	—	4,329
Total receivables	735,177	653,522

Assets reflecting investments at fair value	19,712,077	19,425,236

Adjustment from fair value to contract value for fully
benefit-responsive investment contract	(40,545)	(41,922)
Assets available for benefits	$19,671,532	$19,383,314
See accompanying notes to financial statements.

VBA DEFINED CONTRIBUTION PLAN FOR
HAMPTON ROADS BANKSHARES, INC.
Statements of Changes in Assets Available for Benefits
Years Ended December 31, 2014 and 2013

	2014	2013
Additions to assets attributed to:
Investment income:
Net appreciation in fair value of investments	$111,267	$2,680,948
Dividends	940,998	407,522
Total investment income	1,052,265	3,088,470
Interest on notes receivable from participants	27,417	26,799
Contributions:
Employer	733,462	791,970
Participant	1,392,318	1,500,398
Rollover	231,669	1,402,576
Total contributions	2,357,449	3,694,944
Total additions	3,437,131	6,810,213
Deductions from assets attributed to:
Benefits paid directly to participants	3,114,449	2,974,977
Administrative expenses	34,464	29,781
Total deductions	3,148,913	3,004,758
Net increase in assets available for benefits	288,218	3,805,455
Assets available for benefits:
Beginning of year	19,383,314	15,577,859
End of year	$19,671,532	$19,383,314
See accompanying notes to financial statements.

VBA DEFINED CONTRIBUTION PLAN FOR
HAMPTON ROADS BANKSHARES, INC.
Notes to Financial Statements
December 31, 2014 and 2013

(1) Description of the Plan

The following description of VBA Defined Contribution Plan for Hampton Roads Bankshares, Inc. (the “Plan,” formerly called the Virginia Bankers Association Defined Contribution Plan for the Bank of Hampton Roads) provides only general information (Hampton Roads Bankshares, Inc. (the “Plan Sponsor”) is a publicly traded company). Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.
(a) General
The Plan is a defined contribution plan covering substantially all eligible employees of Hampton Roads Bankshares, Inc. and its subsidiaries who have at least three months of service and are at least twenty-one years of age. However, employees of Shore Bank, a wholly-owned subsidiary, who are at least eighteen years of age and had at least three months of service prior to April 1, 2011 are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
(b) Contributions
Each year, participants may contribute up to 96% of pre-tax compensation, as defined in the Plan, up to the maximum allowable by the Internal Revenue Code (“IRC”). These limits were $17,500 during 2014 and 2013, respectively. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. These catch-up contributions are subject to Internal Revenue Service (“IRS”) limits of $5,500 for 2014 and 2013. Participants may also contribute funds from other tax-qualified plans as rollover contributions. The Plan Sponsor provides matching contributions of 100% of the first 3% of base compensation and 50% for the next 2% of base compensation that a participant contributes to the Plan; these matching contributions are allocated proportionate to the participant holdings. Additional profit sharing amounts may be contributed at the discretion of the Plan Sponsor’s board of directors. No discretionary profit sharing contributions were made during the years ended December 31, 2014 or 2013.
(c) Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of matching contributions and plan earnings on the account and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
(d) Participant Loans
Participants may borrow from their account an amount not to exceed the lesser of $50,000 or 50% of their vested account balance. The minimum loan amount allowed by the Plan is $1,000. A participant may only have two loans outstanding at a given time. Loans must be repaid within five years unless the loan is used to acquire a principal residence for the participant for which the loan must be repaid within a reasonable period of time not to exceed 15 years. The loans are secured by the vested balance in the participant’s account. All loans of the Plan bear interest at a fixed annual rate. The fixed rate of interest is set at 1% over the Wall Street Journal Prime Rate at the time that the loan application is made or approved. Principal and interest are paid ratably through payroll deductions.
(e) Investment Options
Participants direct the investment of all contributions into various investment options offered by the Plan. The Plan offers four common collective trust funds, seventeen mutual funds, and the Plan Sponsor’s common stock. Participants may choose to invest up to 10% of their account balance and 10% of future contributions in the Plan Sponsor’s common stock.

VBA DEFINED CONTRIBUTION PLAN FOR
HAMPTON ROADS BANKSHARES, INC.
Notes to Financial Statements
December 31, 2014 and 2013

(f) Vesting
Participants are vested immediately in their contributions and in the Plan Sponsor’s matching contributions plus actual earnings thereon. Vesting in the Plan Sponsor’s profit sharing contribution portion of their accounts is based on years of service, as defined by the Plan. A participant is 100% vested in Plan Sponsor’s profit sharing contributions after three years of credited service.
(g) Payment of Benefits
On termination of service, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account or annual installments. In certain situations, participants may receive in-service hardship withdrawals from the elective deferral and employer match portions of their account.
(h) Forfeited Accounts
At December 31, 2014 and 2013, forfeited non-vested accounts consisting of employer contributions totaled $0 and $1,374, respectively. Forfeited non-vested accounts are used to reduce future employer contributions. Employer contributions were reduced by $1,374 and $236 from forfeited non-vested accounts in 2014 and 2013, respectively.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.
Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Assets Available for Benefits presents the fair value of the investments contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Assets Available for Benefits are prepared on a contract-value basis.
(b) Administrative Expenses
Certain administrative expenses are absorbed by the Plan Sponsor, including audit fees, legal fees, and filing fees. Custodial and transaction fees are paid out of the Plan's assets.
(c) Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
(d) Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to Note 3, Fair Value Measurements, for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

VBA DEFINED CONTRIBUTION PLAN FOR
HAMPTON ROADS BANKSHARES, INC.
Notes to Financial Statements
December 31, 2014 and 2013

(e) Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded. The Form 5500 presents participant loans as an investment.
(f) Payment of Benefits
Benefits are recorded when paid.
(3) Fair Value Measurements
FASB Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2
Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.
Plan Sponsor Common Stock: Valued at the closing price reported on the stock exchange on which the individual securities are traded.
Mutual Funds: Valued at the closing price reported on the active market, which represents the net asset value of shares held by the Plan.
Stable Value Fund: Valued at net asset value, which is used as a practical expedient for fair value. The use of net asset value as fair value is deemed appropriate as there are no imposed redemption restrictions and the Plan does not have any contractual obligations to further invest in the Stable Value Fund. Refer to Note 4, Investment in Stable Value Fund, for more information.
Other Common Collective Trust Funds: Valued at net asset value based on underlying investments. For the equity related common collective trust funds, the underlying investments are primarily publicly traded common stock. For the debt related common collective trust fund, the underlying investments are primarily treasury bonds, securitized debt, and other credit. There are no restrictions on trading of these other common collective trust funds.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

VBA DEFINED CONTRIBUTION PLAN FOR
HAMPTON ROADS BANKSHARES, INC.
Notes to Financial Statements
December 31, 2014 and 2013

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2014 and 2013.

	December 31, 2014
Investment Category	Level 1	Level 2	Level 3	Total

Plan Sponsor common stock	$315,907	$—	$—	$315,907
Mutual funds:
Equity:
Commodities Broad Basket	20,089	—	—	20,089
Diversified Emerging Markets	353,446	—	—	353,446
Foreign Large Cap Growth	2,366,257	—	—	2,366,257
Large Cap Blend	90,620	—	—	90,620
Large Cap Growth	3,078,658	—	—	3,078,658
Large Cap Value	2,926,009	—	—	2,926,009
Mid-Cap Growth	2,014,710	—	—	2,014,710
Mid-Cap Value	577,432	—	—	577,432
Real Estate Mid-Blend	308,264	—	—	308,264
Small Cap Growth	391,060	—	—	391,060
Small Cap Value	321,420	—	—	321,420
Subtotal - Equity Mutual Funds	12,447,965	—	—	12,447,965

Fixed income:
High Yield Bond	112,991	—	—	112,991
Inflation-Protected Bond	194,176	—	—	194,176
Intermediate Term Bond	2,323,342	—	—	2,323,342
Short Term Bond	997,129	—	—	997,129
Subtotal - Fixed Income Mutual Funds	3,627,638	—	—	3,627,638

Total mutual funds	16,075,603	—	—	16,075,603

Common collective trust funds:
Stable Value Fund	—	1,374,259	—	1,374,259
Intermediate Term Bond	150,116	—	—	150,116
Foreign Large Cap Value	19,472	—	—	19,472
Large Cap Blend	1,027,547	—	—	1,027,547
Total common collective trust funds	1,197,135	1,374,259	—	2,571,394

Total investments at fair value	$17,588,645	$1,374,259	$—	$18,962,904

VBA DEFINED CONTRIBUTION PLAN FOR
HAMPTON ROADS BANKSHARES, INC.
Notes to Financial Statements
December 31, 2014 and 2013

	December 31, 2013
Investment Category	Level 1	Level 2	Level 3	Total

Plan Sponsor common stock	$301,758	$—	$—	$301,758
Mutual funds:
Equity:
Commodities Broad Basket	13,447	—	—	13,447
Emerging Markets - Large Cap Growth	323,069	—	—	323,069
Foreign Large Cap Blend	2,807	—	—	2,807
Foreign Large Cap Growth	2,199,513	—	—	2,199,513
Large Cap Blend	1,092,433	—	—	1,092,433
Large Cap Growth	3,000,552	—	—	3,000,552
Large Cap Value	2,729,532	—	—	2,729,532
Mid-Cap Growth	1,940,636	—	—	1,940,636
Mid-Cap Value	718,952	—	—	718,952
Real Estate Mid-Blend	252,180	—	—	252,180
Small Cap Growth	400,349	—	—	400,349
Small Cap Value	298,974	—	—	298,974
Subtotal - Equity Mutual Funds	12,972,444	—	—	12,972,444

Fixed income:
High Yield Bond	101,316	—	—	101,316
Inflation-Protected Bond	166,340	—	—	166,340
Intermediate Term Bond	2,363,846	—	—	2,363,846
Short Term Bond	905,854	—	—	905,854
Subtotal - Fixed Income Mutual Funds	3,537,356	—	—	3,537,356

Total mutual funds	16,509,800	—	—	16,509,800

Common collective trust funds:
Stable Value Fund	—	1,951,808	—	1,951,808
Total common collective trust funds	—	1,951,808	—	1,951,808

Total investments at fair value	$16,811,558	$1,951,808	$—	$18,763,366

(4) Investment in Stable Value Fund
The Plan invests in the Reliance Trust Stable Value Fund, MetLife Series 25157 (the “Stable Value Fund”), a fully benefit-responsive common collective trust fund. The Stable Value Fund invests entirely in the MetLife Group Annuity Contract 25157, which consists of separately managed investment portfolios in fixed income securities, and also enters

VBA DEFINED CONTRIBUTION PLAN FOR
HAMPTON ROADS BANKSHARES, INC.
Notes to Financial Statements
December 31, 2014 and 2013

into wrapper contracts, which are issued by third-parties and are designed to allow the Stable Value Fund to maintain a constant net asset value. The Stable Value Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.
As described in Note 2, contract value is the relevant measurement attribute for the Stable Value Fund that is a fully benefit-responsive investment. Contract value, as reported to the Plan, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting.
Certain events may limit the ability of the Plan to transact at contract value with the Stable Value Fund. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan that requires liquidation of the Stable Value Fund), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary that require liquidation of the Stable Value Fund), or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants have occurred or are probable of occurring.
Average yields for the Stable Value Fund for years ended December 31, 2014 and 2013 were as follows:

	2014	2013
Average yields:
Based on actual earnings	5.55%	-1.58%
Based on interest rate credited to participants	3.01%	3.34%
(5) Tax Status
The Plan received a favorable determination letter dated May 30, 2012, whereby the IRS stated that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan has not been amended since receiving the determination letter.
U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are no audits for any tax periods currently in progress.
(6) Plan Termination
Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions.

VBA DEFINED CONTRIBUTION PLAN FOR
HAMPTON ROADS BANKSHARES, INC.
Notes to Financial Statements
December 31, 2014 and 2013

(7) Investments
The following table presents investments that represent 5% or more of the Plan’s assets at December 31:

	2014	2013
American Beacon Large Cap Investor Fund	$1,635,701	$1,526,357
American Europacific Growth Fund - Class R4	2,366,257	2,199,513
BlackRock Equity Dividend I Fund	1,290,308	1,203,175
Federated Short-Intermediate Total Return Bond Service Fund	997,129	—
Reliance Trust Stable Value Fund, MetLife Series 25157	1,374,259	1,951,808
Pimco Total Return Fund - Class Administrative	2,242,644	2,145,276
State Street S&P 500 Index CIT	1,027,547	—
T. Rowe Price Institutional Large Cap Growth Fund	3,078,658	3,000,552
Victory Munder Midcap Core Growth Fund – Class Y	2,014,710	1,940,636
Vanguard 500 Index Fund Signal	—	1,053,192

During 2014 and 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2014	2013
Net appreciation (depreciation) in fair value of investments:
Mutual funds	$25,904	$2,555,453
Plan Sponsor common stock	-13,868	77,732
Common collective trust funds	99,231	47,763
	$111,267	$2,680,948
(8) Related Party Transactions
Reliance Trust Company is the trustee and investment manager of the Plan’s investment in the Stable Value Fund. Therefore, transactions in the Stable Value Fund qualify as party-in-interest transactions which are exempt from the prohibited transaction rules of ERISA and the IRC.
In addition, any transactions in the Plan Sponsor’s common stock also qualify as exempt party-in-interest transactions. Investment in employer securities is permitted by ERISA and the United States Department of Labor Rules and Regulations. The fair value of the Plan Sponsor’s common stock is based on quotes from a stock exchange. The Plan held 188,040 and 173,424 shares of the Plan Sponsor’s common stock at December 31, 2014 and 2013, respectively. These investments represent less than 2% of total plan investments at December 31, 2014 and 2013.
(9) Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Assets Available for Benefits.

VBA DEFINED CONTRIBUTION PLAN FOR
HAMPTON ROADS BANKSHARES, INC.
Notes to Financial Statements
December 31, 2014 and 2013

(10) Reconciliation of Financial Statements to Form 5500
The following tables provide a reconciliation of the net increase in assets available for benefits and assets available for benefits per the financial statements for the years ended December 31, 2014 and 2013 to Schedule H of Form 5500.

	2014	2013
Increase in assets available for benefits per the financial statements	$288,218	$3,805,455
Current year adjustment from fair value to contract value for fully
benefit-responsive investment contract	40,545	41,922
Prior year adjustment from fair value to contract value for fully
benefit-responsive investment contract	(41,922)	(166,845)
Net increase in assets available for benefits per Form 5500	$286,841	$3,680,532

	2014	2013
Assets available for benefits per the financial statements	$19,671,532	$19,383,314
Current year adjustment from fair value to contract value for fully
benefit-responsive investment contract	40,545	41,922
Assets available for benefits per Form 5500	$19,712,077	$19,425,236

(11) Subsequent Events
The Plan has evaluated subsequent events through June 29, 2015, the date these financial statements were available to be issued and, except as disclosed, there are no additional events requiring disclosure.

SUPPLEMENTAL SCHEDULE

VBA DEFINED CONTRIBUTION PLAN FOR
HAMPTON ROADS BANKSHARES, INC.
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
EIN 54-2053718 Plan 001
December 31, 2014
	Description of investment including
Identity of issue, borrower,	maturity date, rate of interest,	Current
lessor, or similar party	collateral, par, or maturity value	value
American Beacon	59,545 shares of American Beacon Large Cap Value Fund	$1,635,701
American Beacon	39,068 shares of American Beacon Mid Cap Value Fund	577,432
American Century	16,710 shares of American Century Inflation-Adjusted Bond Investment Fund	194,176
American Funds	51,151 shares of American Europacific Growth Fund – Class R4	2,366,257
AMG Funds	2,894 shares of AMG Managers Bond Service Fund	80,698
BlackRock, Inc.	51,716 shares of BlackRock Equity Dividend I Fund	1,290,308
BNY Mellon	1,164 shares of Bank of New York Mellon Aggregate Bond Index Fund Class IV CIT	150,116
BNY Mellon	152 shares of Bank of New York Mellon International Stock Index Fund CIT Class IV CIT	19,472
Buffalo Funds	12,371 shares of Buffalo Small Cap Fund	391,060
Columbia Management	18,294 shares of Columbia Small Cap Value Fund Z	321,420
Deutsche Asset & Wealth Mgmt	1,461 shares of Deutsche Enhanced Commodity Strategy Fund S	20,089
Federated Mutual	95,694 shares of Federated Short-Intermediate Total Return Bond Service Fund	997,129
Reliance Trust Company	13,184 units of Reliance Trust Stable Value Fund	1,374,259
Metropolitan West	11,637 shares of Metropolitan West High Yield Bond Fund	112,991
Oppenheimer Funds	10,081 shares of Oppenheimer Developing Markets Fund – Class A	353,446
PIMCO	210,379 shares of Pimco Total Return Fund Administrative	2,242,644
State Street Global Advisors	54,276 shares of State Street S&P 500 Index CIT	1,027,547
T. Rowe Price	3,866 shares of T. Rowe Total Equity Market Index Fund	90,620
T. Rowe Price	112,033 shares of T. Rowe Price Institutional Large Cap Growth Fund	3,078,658
Munder Funds	47,294 shares of Victory Munder Midcap Core Growth Fund – Class Y	2,014,710
Virtus Funds	7,678 shares of Virtus Real Estate Securities Fund – Class A	308,264
Hampton Roads Bankshares, Inc. *	188,040 shares of common stock	315,907
Participant loans	Interest rates from 4.25% to 6.00%, maturing from March 2015 to July 2044	735,177
Total Assets		$19,698,081
*Denotes a party-in-interest
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VBA Defined Contribution Plan
for Hampton Roads Bankshares, Inc.
(Name of Plan)

Date: June 29, 2015	/s/Douglas J. Glenn
Douglas J. Glenn, Plan Trustee